ALLGREEN PROPERTIES LIMITED

03 NOV 17 AM 7:21

03037401

File No. 82-4959

Date: - 3 NOV 2003

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

11/17

File No. 82-4959

MASNET No. 51 OF 03.11.2003
Announcement No. 56

ALLGREEN PROPERTIES LIMITED

Resignation Of Director

The Board of Directors wishes to announce that with effect from 27 October 2003, Mr Edward Kuok Khoon Loong has resigned as a Director of the Company.

The Board wishes to record its appreciation to Mr Edward Kuok for his invaluable contribution to the Company.

Submitted by Ms Isoo Tan, Company Secretary on 03/11/2003 to the SGX